UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Carlyle Tactical Private Credit Fund

(Name of Issuer)

Mandatory Redeemable Preferred Stock

(Title of Class of Securities)

Series A: 143106 2*2 Series B: 143106 3*1

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 2 of 5

CUSIP No. Series A: 143106 2*2 Series B: 143106 3*1

(1)	Names of reporting persons The Guardian Life Insurance Company of America
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization New York

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power Series A 320,000; Series B 120,000
	(6)	Shared voting power 0
	(7)	Sole dispositive power Series A 320,000; Series B 120,000
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person Series A 320,000; Series B 120,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) Series A 5.3%; Series B 6.0%
(12)	Type of reporting person (see instructions) IC

SCHEDULE 13G	Page 3 of 5

Item 1(a) Name of issuer: Carlyle Tactical Private Credit Fund

Item 1(b) Address of issuer’s principal executive offices: One Vanderbilt Avenue, Suite 3400 New York, New York 10017

2(a) Name of person filing:

The Guardian Life Insurance Company of America

2(b) Address or principal business office or, if none, residence:

10 Hudson Yards, New York, NY 10001

2(c) Citizenship:

New York

2(d) Title of class of securities: Mandatory redeemable Preferred Stock

2(e) CUSIP No.: Series A: 143106 2*2 Series B: 143106 3*1

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☒	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Series A 320,000; Series B 120,000

(b)	Percent of class: Series A 5.3%; Series B 6.0%

SCHEDULE 13G	Page 4 of 5

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote Series A 320,000; Series B 120,000

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of Series A 320,000; Series B 120,000

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person. N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. N/A

Item 8.	Identification and Classification of Members of the Group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023	Signature:	/s/ Brian Keating
	Name:	Brian Keating
	Title:	Senior Managing Director

Based on (A) 6,000,000 (B) 2,000,000 outstanding shares